UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

           333-106763
          333-106763-01
          333-106763-02
Commission File Number 333-118256
NISSAN AUTO LEASING LLC II, NISSAN-INFINITI LT,
NILT TRUST AND NISSAN AUTO LEASE TRUST 2005-A

(Exact name of registrant as specified in its charter)

990 West 190th Street, Torrance, California 90502, (310) 719-8509

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

4.271% Asset Backed Notes, Class A-1; 4.61% Asset Backed Notes, Class A-2;
4.70% Asset Backed Notes, Class A-3; LIBOR+0.05% Asset Backed Notes, Class A-4

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ X ]

Approximate number of holders of record as of the certification or notice date:  56*

Pursuant to the requirements of the Securities Exchange Act of 1934 Nissan Auto Leasing LLC II, Nissan-Infiniti LT, NILT Trust and Nissan Auto Lease Trust 2005-A has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

            NISSAN AUTO LEASING LLC II

Dated: May 1, 2006
            By: _/s/ Kazuhiko Kazama
          Name: Kazuhiko Kazama
          Title: Treasurer

       NISSAN AUTO LEASE TRUST 2005-A

             By: Nissan Auto Leasing LLC II, solely as originator
                                                  of Nissan Auto Lease 2005-A

            By: _/s/ Kazuhiko Kazama____
          Name: Kazuhiko Kazama
          Title: Treasurer

            NILT TRUST

            By: Nissan Motor Acceptance Corporation,
                                                  solely as grantor and beneficiary

          By: _/s/ Kazuhiko Kazama_____
       Name: Kazuhiko Kazama
        Title: Treasurer

            NISSAN-INFINITI LT

            By: Nissan Motor Acceptance Corporation,
                                                  solely as originator of Nissan-Infiniti LT

            By: _/s/ Kazuhiko Kazama
          Name: Kazuhiko Kazama
         Title: Treasurer

*   Includes each participant in The Depository Trust Company (“DTC”) holding an indirect interest in the securities held of record as of such date by Cede & Co. as nominee for DTC.